7 year ETF Efficiente Annual Income Contingent Coupon Note



OVERVIEW

JPMorgan ETF Efficiente 5 Index (the "Index") is a cross-asset strategy that aims to maximize returns per unit of risk by using portfolio optimization technology. The Index uses the concept of the efficient frontier to select the optimum portfolio from a universe of 12 exchange-traded funds and a cash index, and aims to maximize returns while targeting a realized volatility of 5%. The strategy rebalances monthly and is non-discretionary.

The Index levels incorporate an adjustment factor of 0.50% per annum which is deducted daily.

The Notes offer a Contingent Interest Payment of 1.0% per annum for the first six years if the Index closing level on any annual Interest Review Date is greater than or equal to the Initial Index Level.

Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co. May be appropriate for investors requiring asset and geographical diversification and full repayment of principal at maturity, subject to the credit risk of JPMorgan Chase & Co.

Hypothetical Total Return of the Notes at Maturity**



Hypothetical Contingent Interest Payments*

Interest Rate for certain Interest Payment Dates (Yrs 1-6)

Index Closing Level on relevant Interest Review Date	Index Appreciation / Depreciation on the relevant Interest Review Date	Contingent Interest Payment on the applicable Interest Payment Date
180.00	50.00%	$10.00
156.00	30.00%	$10.00
144.00	20.00%	$10.00
132.00	10.00%	$10.00
126.00	5.00%	$10.00
120.00	0.00%	$10.00
114.00	-5.00%	$0.00
108.00	-10.00%	$0.00
96.00	-20.00%	$0.00
84.00	-30.00%	$0.00
60.00	-50.00%	$0.00

Summary of Terms

Issuer:	JPMorgan Chase & Co.
Minimum Denomination:	$1,000
Index:	JPMorgan ETF Efficiente 5 Index
Index Ticker:	EEJPUS5E
Contingent Interest Rate (Yrs 1-6):	1.0% per annum, if the Index Closing Level on any Interest Review Date is greater than or equal to the Initial Index Level*
Additional Amount (Yr 7):	$1,000 x Index Return x the Participation Rate, provided that this number will not be less than zero
Index Return:	(Ending Index Level – Initial Index Level) / Initial Index Level
Participation Rate:	At least 100%
Initial Index Level:	The Index closing level on the Pricing Date
Ending Index Level	The Index closing level on the Observation Date
Interest Review Dates	May 27, 2014, May 26, 2015, May 25, 2016, May 25, 2017 , May 25, 2018, and May 28, 2019
Pricing Date:	May 29, 2013
Observation Date:	May 26, 2020
Maturity Date:	May 29, 2020
CUSIP:	48126D3W7
Preliminary Term Sheet:	http://www.sec.gov/Archives/edgar/data/19617/000089109213003880/e53462fwp.htm

For information about the estimated value of the notes, which will likely be lower than the price you paid for the notes, see the hyperlink above

*To be determined on the Pricing Date, but not less than 1.0% per annum.

Return Profile

If the Index closing level on any Interest Review Date is greater than or equal to the Initial Index level, you will receive on the applicable Interest Payment Date the Contingent Interest Payment.

The Additional Amount per note payable at maturity will equal the Index Return x the Participation Rate, provided that the Additional Amount will not be less than zero.

You are entitled to repayment in full of your principal investment, even if the Index declines, subject to the credit risk of JPMorgan Chase & Co.

**Payment at maturity will equal the Principal plus the Additional Amount. The hypothetical note pay-out at maturity set forth above assumes a Participation Rate of 100%, and may not be the actual final payment on the Notes.

These returns do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns shown above would likely be lower.



J.P.Morgan

7 year ETF Efficiente Annual Income Contingent Coupon Note

North America Structured Investments

Selected Benefits

• The Notes offer full return of principal at maturity, subject to the credit risk of JPMorgan Chase & Co.
•Annual contingent interest payments
• The Index dynamically allocates among the following 12 ETFs (the "ETF Constituents") and the JPMorgan Cash Index USD 3 Month (the "Cash Constituent"), each a "Basket Constituent"

SPDR® S&P 500® ETF Trust (SPY)	iShares® Emerging Markets Bond Fund (EMB)	SPDR® Gold Trust (GLD)	iShares® Barclays 20+ Year Treasury Bond Fund (TLT)	iShares® MSCI Emerging Markets Index Fund (EEM)
iShares® Russell 2000 Index Fund (IWM)	iShares® Dow Jones Real Estate Index Fund (IYR)	iShares® Barclays TIPS Bond Fund (TIP)	iShares® iBOXX $ Investment Grade Corporate Bond Fund (LQD)	
iShares® MSCI EAFE Index Fund (EFA)	iShares® S&P GSCI™ Commodity-Indexed Trust (GSG)	JPMorgan Cash Index USD 3 Month (JPCAUS3M)	iShares® iBOXX $ High Yield Corporate Bond Fund (HYG)	

Selected Risks

• The risks identified below are not exhaustive. Please see "Risk Factors" in the applicable product supplement and "Selected Risk Considerations" to the applicable term sheet at the hyperlink on the preceding page for additional information
•The notes may not pay more than your principal amount at maturity.
• Payment of the Additional Amount on the Notes and your principal at maturity, as well as any interest payment, is subject to our credit risk. Therefore the value of the Notes prior to maturity will be subject to changes in the market's view of our creditworthiness.
• The Index may not be successful. It may not outperform an alternative strategy related to the Basket Constituents. Changes in the value of Basket Constituents may offset each other.
• The Index is subject to emerging markets risk, fixed income risks, currency exchange risk, real estate risk, ETF risks, small capitalization stock risk and the uncertain legal and regulatory regimes which govern commodities future contracts.
•The Index applies monthly rebalancing and weighting caps that may reduce your return.
•The Index has a limited operating history. Hypothetical back-tested data related to the Index do not represent actual historical data and are subject to inherent limitations.
•Upon the occurrence of a commodity hedging disruption event, the amount of your coupon payments may be reduced or eliminated. In addition, the additional amount will be determined by the calculation agent on the date of such event. Accordingly, your payment at maturity would be based on a level of the index prior to the Observation Date.
• Our affiliate, JPMS plc, is the index calculation agent and may adjust the Index in a way that affects its level.
•The index may be partially uninvested. Any uninvested portion will earn no return.
•No interest payments, dividend payments or voting rights with respect to assets underlying the Index.
• The notes do not provide for regular interest payments and you may not receive any interest during the six year term of the notes.
•JPMS' estimated value does not represent future values and may differ from others' estimates.
•The notes' value in customer account statements may be higher than JPMS' then current estimated value for a limited time.
• Potential conflicts: we and our affiliates play a variety of roles in connection with the issuance of Notes, including acting as note calculation agent and index calculation agent, hedging our obligations under the Notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms are set. The profits JPMorgan earns on the notes do not depend on the performance of the Index.